GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1091/03/LTR



03022413

2 June 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 29 May 2003 (*Resolutions Approved at the Fortieth Annual General Meeting and the Extraordinary General Meeting*); and
- 29 May 2003 (*First Quarter Financial Statement and Dividend Announcement*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 11 OF 29.05.2003
Announcement No. 11

CITY DEVELOPMENTS LIMITED

RESOLUTIONS APPROVED AT THE FORTIETH ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING

29 May 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs

RESOLUTIONS APPROVED AT THE FORTIETH ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING

This is to advise that all the resolutions proposed in the Notices of the Fortieth Annual General Meeting and the Extraordinary General Meeting of the Company, both dated 28 April 2003, have been duly passed by the members at the said general meetings held on 29 May 2003.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 29/05/2003 to the SGX

CITY DEVELOPMENTS LIMITED

First Quarter Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

These figures have not been audited.

	<----------- The Group ------------> Three months ended 31 March		
	2003	2002	Increase/ (Decrease)
	S$'000	S$'000	%
Revenue	510,852	542,391	(5.8)
Cost of sales	(274,682)	(250,205)	9.8
Gross profit	236,170	292,186	(19.2)
Other operating income	37,978	9,731	290.3
Administrative expenses	(91,917)	(106,699)	(13.9)
Other operating expenses	(93,020)	(81,618)	14.0
Profit from operations	89,211	113,600	(21.5)
Finance costs	(43,386)	(50,325)	(13.8)
Profit before share of results of associated companies and jointly controlled entities	45,825	63,275	(27.6)
Share of loss of associated companies	(20)	(315)	(93.7)
Share of profit/(loss) of jointly controlled entities	13,990	(2,044)	NM
Profit from ordinary activities before taxation (1)	59,795	60,916	(1.8)
Taxation (2)	(11,826)	(25,993)	(54.5)
Profit from ordinary activities after taxation	47,969	34,923	37.4
Minority interests	(9,823)	452	NM
Net profit	38,146	35,375	7.8
Earnings per share (basic and fully diluted)	4.76 cents	4.42 cents	

NM : Not Meaningful

Note :

[1] Profit from ordinary activities before taxation includes the following :

	<----------- The Group ----------->	
	Three months ended 31 March	
	2003	2002
	S$'000	S$'000
(a) Other operating income		
Interest income	10,439	7,406
Profit on sale of investments, property, plant and equipment	17,031	283
Net exchange gain	8,090	-
(b) Other expenses		
Depreciation	(41,602)	(54,541)
Amortisation	(1,466)	(1,261)
(Allowance for)/write-back of foreseeable losses on development properties (net)	(73)	27,260
Net exchange loss	-	(4,184)

[2] Taxation is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit and taxable temporary differences. Taxation charge for the Group includes an overprovision of current tax of $2,671,000 (2002: underprovision of $2,561,000) in respect of prior years.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	<--------- The Group ---------->		<----- The Company ------>	
	As at 31.3.2003 S$'000	As at 31.12.2002 S$'000	As at 31.3.2003 S$'000	As at 31.12.2002 S$'000
Non-Current Assets				
Property, plant and equipment	8,921,391	7,397,005	671,723	670,453
Investments in subsidiaries	-	-	2,125,806	2,125,806
Investments in associated companies	1,598	27,651	-	-
Investments in jointly controlled entities	219,976	159,246	63,385	63,385
Financial assets	26,644	22,101	16,825	16,825
Deferred financial charges	18,006	19,284	426	390
Intangible assets	262	253	-	-
Other non-current assets	117,127	115,238	36,382	36,807
Current Assets				
Development properties	2,221,170	2,178,284	1,809,424	1,777,621
Consumable stocks	11,967	12,491	1,159	1,219
Financial assets	26,522	20,528	-	-
Trade and other receivables	730,226	701,596	669,744	687,451
Cash and cash equivalents	653,167	614,787	244,791	191,316
	3,643,052	**3,527,686**	**2,725,118**	**2,657,607**
Less:				
Current Liabilities				
Bank overdrafts	5,208	4,980	-	-
Trade and other payables	708,027	695,585	658,842	639,341
Bank loans	98,043	108,631	91,922	102,681
Current portion of long-term liabilities	420,494	475,581	250,308	200,000
Bonds and notes - repayable within 12 months	186,188	190,351	142,000	147,000
Employee benefits	16,534	15,045	1,530	1,519
Provision for taxation	136,895	123,302	51,945	51,138
Provisions	1,169	-	-	-
	1,572,558	**1,613,475**	**1,196,547**	**1,141,679**
Net Current Assets	**2,070,494**	**1,914,211**	**1,528,571**	**1,515,928**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other borrowings	4,234,803	4,071,027	944,613	938,199
Employee benefits	12,526	11,784	-	-
Deferred tax liabilities	710,364	317,126	22,888	21,841
Provisions	9,038	10,335	-	-
	4,966,731	**4,410,272**	**967,501**	**960,040**
Less:				
Minority Interests	1,962,985	1,382,546	-	-
NET ASSETS	**4,445,782**	**3,862,171**	**3,475,617**	**3,469,554**
CAPITAL AND RESERVES				
Share capital	400,511	400,511	400,511	400,511
Reserves	4,045,271	3,461,660	3,075,106	3,069,043
	4,445,782	**3,862,171**	**3,475,617**	**3,469,554**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31.03.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$78,611,000	$626,467,000	$187,772,000	$586,988,000

Amount repayable after one year

As at 31.03.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$2,937,224,000	$1,273,455,000	$2,780,289,000	$1,266,305,000

Details of any collateral

The borrowings are generally secured by:

- mortgages on the borrowing subsidiaries' land and buildings, properties under development, development properties for sale and/or hotel properties and/or

- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Three months ended 31 March	
	2003	2002
	S$'000	S$'000
Cash Flows from Operating Activities		
Net profit before taxation and minority interests	59,795	60,916
Adjustments for:		
Amortisation of deferred financial charges	1,462	1,257
Amortisation of intangible assets	4	4
Depreciation	41,602	54,541
Deferred financial charges written off	39	16
Property, plant and equipment written off	307	82
Profit on sale of property, plant and equipment	(10,937)	(283)
Share of loss of associated companies	20	315
Share of (profit)/loss of jointly controlled entities	(13,990)	2,044
Interest income	(10,439)	(7,406)
Finance costs	43,386	50,325
Dividend income	(1,421)	(107)
Allowance for diminution in value of investments written back (net)	(437)	(275)
Allowance for foreseeable losses on development properties made/ (written back) (net)	73	(27,260)
Allowance for doubtful trade debts (written back)/made (net)	(283)	172
Operating profit before working capital changes	109,181	134,341
Changes in working capital		
Development properties	(34,990)	89,749
Stocks, trade and other receivables	(19,394)	(30,782)
Related corporations	(7,125)	55,433
Trade and other payables	21,259	22,346
Employee benefits	2,626	(9,456)
(Decrease)/Increase in working capital	(37,624)	127,290
Income tax paid	(3,353)	(5,850)
Net cash generated from operating activities	68,204	255,781
Cash Flows from Investing Activities		
Purchase of property, plant and equipment	(31,679)	(19,978)
Proceeds from sale of property, plant and equipment	13,580	396
Increase in deferred financial charges	(803)	(84)
Increase in intangible assets	-	(145)
Cash flow on acquisition of subsidiaries (net of cash)	(44,204)	-
(Increase)/Decrease in financial assets	(3,041)	290
Interest received	10,460	7,456
Dividend received from investments	1,421	107
Net cash used in investing activities	(54,266)	(11,958)
Balance carried forward	13,938	243,823

	Three months ended 31 March	
	2003	2002
	S$'000	S$'000
Balance brought forward	13,938	243,823
Cash Flows from Financing Activities		
Proceeds from term loans	193,624	415,652
Repayment of term loans	(138,011)	(379,649)
Repayment to finance lease creditors	(187)	(557)
Proceeds from issuance of bonds and notes	80,000	135,000
Repayment of bonds and notes	(55,000)	(50,000)
Decrease in other long-term liabilities	(197)	(5,963)
Proceeds from bank loans	37,360	95,303
Repayment of bank loans	(48,355)	(152,478)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(47,416)	(56,011)
Net cash generated from financing activities	21,818	1,297
Net increase in cash and cash equivalents	35,756	245,120
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	2,396	(4,447)
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	609,807	698,174
Cash and cash equivalents at the end of the period (net of bank overdraft)	647,959	938,847

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

The Group	Share Capital	Share Premium	Capital Reserve	Asset Revaluation Reserve	Exchange Fluctuation Reserve	Retained Profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
At 1 January 2002	400,511	945,032	148,721	-	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(9,602)	-	(9,602)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(141)	-	(141)
Profit for the period	-	-	-	-	-	35,375	35,375
At 31 March 2002	400,511	945,032	148,721	-	113,109	2,190,307	3,797,680
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2002	400,511	931,910	63,743	-	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	39	-	39
Profit for the period	-	-	-	-	-	24,127	24,127
At 31 March 2002	400,511	931,910	63,743	-	(216)	2,055,394	3,451,342
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There was no change in the company's issued share capital during the period.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in item 5 below, the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

The directors have previously announced that they are in the process of reviewing the need to realign the Group's accounting policy on hotel properties to be in line with that of its major subsidiary, Millennium & Copthorne Hotels plc ("M&C"). The directors have now completed their review based on the report by independent consultants.

With effect from 1 January 2003, the Group has changed its accounting policy on hotel properties from stating the properties at cost less depreciation to stating the properties at revalued amounts less depreciation. Consequentially, the residual value of the core component of the hotel buildings has been re-evaluated. With this re-evaluation, the directors have concluded that the estimates of residual value used by M&C are appropriate for use by the Group.

The revalued amounts of the hotel properties are based on the revalued amounts adopted by M&C. The latter's policy is to revalue approximately one-third of its hotel properties each year.

These changes, which are applied prospectively, has the following impact on the net profit for the period :

	The Group S$'000
Net profit before change in accounting policy for hotel properties	31,932
Effect of change	6,214
Net profit for the period	38,146

In addition, an asset revaluation reserve of $522.5 million on hotel properties was recognised. These resulted in an increase in net asset value per share by $0.66 to $5.55.

The Group continues to adopt its practice of stating its investment properties at cost less depreciation.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Basis earnings per ordinary share of 4.76 cents (2002: 4.42 cents) is based on net profit for the period of $38,146,000 (2002: $35,375,000) and 801,021,724 ordinary shares in issue.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	31.3.2003 S$	31.12.2002 S$	31.3.2003 S$	31.12.2002 S$
Net asset value per ordinary share on issued share capital at the end of the financial period/year	5.55	4.82	4.34	4.33

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

The Group achieved turnover of $510.9 million for the three-month period under review, against $542.4 million for the same period in 2002. Pre-tax profit was S$59.8 million (2002: $60.9 million). Earnings per share was 4.76 cents (2002: 4.42 cents).

Property

As reported in the last annual report, the first quarter of 2003 saw the start of the war in Iraq on 20 March, casting a haze over the world economy and keeping property buyers away. The SARS outbreak in the second half of March further aggravated the situation. Industry wide, transaction volumes dropped to a low of 427 units in Q1 2003 as compared to 4,145 units for the same period in 2002. However, the residential property price index saw a dip of only 0.9%.

Notwithstanding the difficult conditions, the Group continued to realise profits from its projects such as Changi Rise Condominium, Nuovo Executive Condominium and Goldenhill Park Condominium that were pre-sold earlier.

The Singapore office sector continued to face lacklustre demand due to the subdued economic activities and the Iraqi conflict, resulting in rental falling by another 3.5% in Q1 2003.

Hotel

Despite the challenging conditions posed by the prospects of a looming war, M&C saw a promising start to the year for the period up till 21 February 2003. However, the accelerated build up to and onset of the war had a severe impact on international travel. This was compounded by the sudden and unexpected outbreak of SARS in the second half of March, hitting our Asian operations particularly in Hong Kong and Singapore.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

The unaudited results for the period ended 31 March 2003 are in line with the statement of prospects made by the CDL Group in its announcement of results for the year ended 31 December 2002.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Property

After the end of the Iraqi war in mid April and coupled with the Singapore government's effective measures to control the SARS outbreak, the Group seized the opportunity to launch The Pier at Robertson, which as reported in the 2002 Annual Report, had to be held back because of the then impending war. The encouraging response to this launch saw the revival of activity in an exceptionally quiet first quarter for the industry. Our kickstart was followed by a chain of new property launches by other developers which received positive responses, thus creating better market sentiments.

Phase 1 of The Pier at Robertson sold 60% of the 100 units launched within three weeks. Encouraged by these improved sentiments, the Group intends to launch Phase 2 of Savannah Park Condominium in Q2 of 2003, and Monterey Park in the West Coast and Emery Point in the Tanjong Katong in the second half of 2003.

The SARS situation however remains volatile as with the case in Toronto, Canada. Any new clusters of SARS cases arising in the community will adversely affect the economic outlook, resulting in more retrenchments and consequently affecting the buying sentiments in the property market.

In the light of the uncertain circumstances, we do not expect the government to resume its Government Land Sales programme this year, nor do we expect the proposed Business and Financial Centre (BFC) to be rolled out anytime soon.

Office

The office sector continued to experience challenging times due to the uncertain economic outlook and poor business environment. However, the potential new demand for office space by a couple of financial institutions interested in relocating to Singapore from more expensive cities such as Tokyo will help improve sentiments in due course. In addition, the Singapore government's firm resolve and effective measures to combat SARS has generated much confidence in the country's ability to manage crisis situations, thus increasing its appeal as a conducive place to conduct business. We therefore expect the office sector to see some improvement next year provided the economy does not slide into recession.

Hotel

The short duration of the Iraqi war was a great relief for the travel and hospitality industry. In the first two weeks of May, we saw significant improvement in the business environment in Europe and the United States. On 5 May, the Millenium Hilton which has been closed since September 11, 2001 reopened as a "brand new" hotel and is well-positioned in the New York market. Half of the 561 rooms are open and the rest will be ready by mid summer. Initial bookings have been encouraging with all available rooms fully booked on most days.

In Asia, the SARS virus has effectively isolated Singapore, Hong Kong and now, Taiwan. With many companies imposing travel bans and restrictions, our Asian operations have been adversely affected. However, with the strong precautionary measures put in place by the Singapore government, we expect Singapore to be removed from the World Health Organisation's list of SARS affected countries in the near future. With the added resolve of other Asian governments to control the spread of the disease, we are confident that the successful containment of SARS in Asia will result in improvement in Group trading.

As a consequence of the war in Iraq which only ended in April and the grave impact of SARS virus in late March and April, coupled with our decision not to recognise business interruption insurance for the Millenium Hilton, M&C's contribution for the six months to 30 June will be much lower than the corresponding period in 2002. Notwithstanding, M&C is financially sound, with unencumbered assets in excess of £700million (S$1,948 million).

Group Propects

We expect to see improvement in our business when the SARS situation is firmly under control both locally and regionally. In the meantime, with our strong financial position and an experienced management team supported by dedicated staff, the Group is well-positioned to meet the challenges ahead, both locally and globally.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. **If no dividend has been declared/recommended, a statement to that effect**

No dividend has been declared or recommended for the period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

Not applicable

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Not applicable.

15. **A breakdown of sales**

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference		
Total:		

Not applicable

17. **Interested Person Transactions**

In the quarter ended 31 March 2003, there were no interested persons transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000).

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
29/05/2003